ParkerVision Reports Fourth Quarter and Full Year 2018 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

Jacksonville, Fla., April 1, 2019 – ParkerVision, Inc. (OTCQB: PRKR) (“ParkerVision”), a developer and marketer of technologies and products for wireless applications, today announced results for the three months and year ended December 31, 2018.

Fourth Quarter and 2018 Business Highlights and Recent Developments

•	Licensing & Litigation
o	Awaiting German court decision on infringement case against Apple for products using Intel chips.
▪	Hearing held in Munich in March 2019 and court expected to rule in April 2019.
o	Filed an appeal with the German Supreme Court in the validity case pertaining to the German part of ParkerVision’s European ‘831 RF transmitter patent.
▪	German patent court ruled to invalidate this patent in October 2018.
▪	Outcome of this appeal impacts both LG and Apple cases in Germany against products using Qualcomm chips.
o	Awaiting Markman ruling from the U.S. District Court in Jacksonville, Florida in the infringement case against Qualcomm and Apple.
▪	Case is limited to a single receiver patent (the ParkerVision ‘528 Patent).
▪	Claim construction hearing was held August 31, 2018.
▪	Trial schedule to be established following Markman ruling.
o	Stay was lifted in January 2019 in the infringement case against Qualcomm and HTC in U.S. District Court in Orlando, Florida.
▪	Case was filed in May 2014 and was stayed pending resolution of other actions.
▪	Case includes the ‘940 and ‘372 patents that withstood IPR challenges by Qualcomm as well as a number of receiver patents that were not challenged by IPRs.
▪	Awaiting Court’s decision on trial schedule proposed by the parties.

•	Restructuring of Operations
o

Significantly reduced operating expenses through workforce reduction, closure of the Company’s engineering design center in Florida, voluntary executive and board compensation reductions, and significant curtailment of Milo product advertising and marketing expenses.

o	Expect to sell or otherwise exit Milo product operations in the second quarter of 2019 to preserve limited resources for the patent enforcement and licensing program.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “After significant investment in time and money, we are approaching a number of near-term events in our patent enforcement efforts that we are hopeful will result in meaningful steps forward.  The narrative regarding patent infringement in the U.S. has categorically shifted to a growing awareness that today’s “efficient infringement” threatens our valuable innovation economy.  We are optimistic that reforms at the U.S. Patent and Trademark Office (USPTO) and proposed bills in Congress will move to level the playing field in the protection of innovators and their patent rights.”

Parker continued, “Our Markman hearing in the Qualcomm/Apple case in district court in Jacksonville was held over seven months ago, so we are expecting a decision from that court very soon.  In January 2019, the stay was lifted in our case against Qualcomm and HTC in Orlando, and we anticipate a court order regarding key dates in the trial schedule as well as feedback on specific claims we plan to assert in the near-term.   Lastly, in Germany, we concluded a hearing in Munich in the Apple case last month, and we anticipate an April decision from the court in that action.

“The expense and time frames involved in resolving patent disputes in today’s environment solidifies our decision last year to drastically reduce our operating costs. We continue to believe our innovations have significant value and our singular goal is to realize that value through fair and reasonable terms with companies who have to date used our technology without authorization,” Parker concluded.

Fourth quarter and Year ended 2018 Financial Results

•	Fourth Quarter Results:
o	Net loss for the fourth quarter of 2018 was $7.2 million, or $0.27 per common share, compared to a net loss of $6.3 million, or $0.32 per common share for the fourth quarter of 2017.
o

On a non-GAAP basis, after excluding effects of share-based compensation expense and changes in fair value of our contingent repayment obligation, the net loss was $2.5 million, or $0.09 per common share, a decrease of 50% from non-GAAP net loss of $5.0 million, or $0.26 per common share for the fourth quarter of 2017.

o

Operating expenses for the fourth quarter of 2018 showed a decrease of $3.0 million, or 55%, from operating expenses for the same period in 2017.  This significant reduction is the result of the August 2018 restructuring and reduced litigation expenses.

•	Year End Results:
o	GAAP net loss for the year ended 2018 was $20.9 million, or $0.85 per common share, compared with a net loss of $19.3 million, or $1.09 per common share, for the year ended 2017.

o	Non-GAAP net loss for the year ended 2018 was $14.2 million, or $0.58 per share, compared with a non-GAAP net loss of $16.4 million, or $0.93 per share, for the year ended 2017.
•	Cash Flow Highlights:
o

We used cash for operations of approximately $10.3 million in 2018 compared to $14.1 million in 2017.  For the fourth quarter of 2018, our cash used for operations was $1.2 million, a decrease of 60% from cash used for operations in the fourth quarter of 2017 of $3.0 million.

o	Our operating costs in 2018 were funded by $10.6 million in proceeds from debt financings and equity transactions.

▪	$6.6 million in proceeds received from the sale of debt and equity instruments including:
•	$1.3 million from the sale of five-year convertible notes with conversion prices of $0.40 to $0.57 per share.
•	$3.4 million from the sale of common stock at an average price of $0.75 per share.
•	$1.9 million from the sale of warrants for the purchase of up to 10 million shares of our common stock at an average exercise price of $0.38 per share.
▪	$4.0 million in proceeds received from Brickell under the contingent payment obligation.

o	We received $1.3 million in additional proceeds in February and March 2019 from the sale of five-year convertible notes with a conversion price of $0.25 per share.

Conference Call

The Company will host a conference call and webcast on April 1, 2019 at 4:30 p.m. eastern to review its 2018 financial results. The conference call will be accessible by telephone at 1-844-369-8770 at least five minutes before the scheduled start time.  International callers should dial 1-862-298-0840. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. has designed and developed proprietary radio-frequency (RF) technologies which enable advanced wireless solutions for current and next generation wireless communication products. ParkerVision is engaged in a number of patent enforcement actions in the U.S. and Germany to protect patented rights that it believes are broadly infringed by others. For more information, please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2018. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Cindy Poehlman		Jean Young
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc		212-481-2050
904-732-6100		parkervision@tpg-ir.com
cpoehlman@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights (in thousands)

	Year Ended December 31,
(in thousands)	2018	2017
Cash, cash equivalents and restricted cash equivalents	$1,527	$1,354
Available-for-sale securities	-	26
Accounts receivable, prepaid and other current assets	660	1,038
Inventories	98	1,025
Property and equipment, net	129	376
Intangible assets & other	3,917	5,091
Total assets	6,331	8,910

Current liabilities	4,356	3,659
Long-term liabilities	27,285	16,495
Shareholders’ (deficit) equity	(25,310)	(11,244)
Total liabilities and shareholders’ (deficit) equity	$6,331	$8,910

ParkerVision, Inc.

Summary of Results of Operations

	(Unaudited)
	Three Months Ended		Year Ended
(in thousands, except per share amounts)	December 31		December 31
	2018	2017	2018	2017
Product revenue	$7	$100	$135	$100

Product cost of sales	(7)	(75)	(103)	(75)
Loss on impairment of inventory	(117)	(125)	(1,134)	(125)

Gross margin	(117)	(100)	(1,102)	(100)

Research and development expenses	315	806	2,875	4,344
Selling, general and administrative expenses	2,026	4,580	10,427	14,061
Resturcturing expenses	83	-	690	-
Total operating expenses	2,424	5,386	13,992	18,405

Interest and other income (expense)	(58)	(17)	(114)	(43)
Change in fair value of contingent payment obligation	(4,648)	(840)	(5,661)	(711)
Total interest and other	(4,706)	(857)	(5,775)	(754)

Net loss before income taxes	(7,247)	(6,343)	(20,869)	(19,259)
Income tax expense	-	-	-	-

Net loss	$(7,247)	$(6,343)	$(20,869)	$(19,259)

Basic and diluted net loss per common share	$(0.27)	$(0.32)	$(0.85)	$(1.09)

Weighted average shares outstanding	27,208	19,960	24,429	17,688

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows

	(Unaudited)
	Three Months Ended		Year Ended
(in thousands)	December 31,		December 31,
	2018	2017	2018	2017
Net cash used in operating activities	$(1,231)	$(3,006)	$(10,297)	(14,060)
Net cash provided by (used in) investing activities	36	37	55	(298)
Net cash provided by financing activities	2,455	3,887	10,415	14,543
Net increase in cash, cash equivalents & restricted cash equivalents	1,260	918	173	185
Cash, cash equivalents & restricted cash equivalents - beginning of period	267	436	1,354	1,169
Cash, cash equivalents & restricted cash equivalents - end of period	$1,527	$1,354	$1,527	$1,354

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.   A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three months and year ended December 31, 2018 and 2017 follows:

Reconciliation of Net Loss to Adjusted Net Loss:
	Three Months Ended		For the Year Ended
(in thousands)	December 31,		December 31,
	2018	2017	2018	2017
Net loss	$(7,247)	$(6,343)	$(20,869)	$(19,259)
Excluded items	4,787	1,296	6,711	2,875
Adjusted net loss	$(2,460)	$(5,047)	$(14,158)	$(16,384)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
Basic and diluted net loss per common share	$(0.27)	$(0.32)	$(0.85)	$(1.09)
Excluded items on a per share basis	0.18	0.06	0.27	0.16
Adjusted net loss per common share	$(0.09)	$(0.26)	$(0.58)	$(0.93)

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